Mail Stop 03-08


										January 4, 2005


By Facsimile and U.S. Mail

Mr. Armand Correia
Senior Vice President and Chief Financial Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

	RE:	The Dress Barn, Inc.
		Form 10-K for the year fiscal year ended July 31, 2004
		Filed October 15, 2004
      Form 10-Q for the quarter ended October 30, 2004
		File No. 0-11736

Dear Mr. Coble:

	We have reviewed the responses in your letter filed on December
23, 2004 and have the following additional comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended July 31, 2004

1. We have reviewed your response to prior comment #8 and we continue to believe that your sales returns and allowances should be included in Schedule II. Please refer to footnote #1 of Rule12-09 of Regulation S-X which states that "all valuation and qualifying accounts and reserves" should be presented on this schedule. Please confirm to us that you will present this information in future filings.


*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

		If you have any questions regarding this comment, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786.
Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek
							Branch Chief

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Mr. Correia
The Dress Barn, Inc.
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